UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Cortex Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

220524300

(CUSIP Number)

Jeff E. Margolis

c/o Aurora Capital LLC

17 Park Avenue, #201

New York, NY 10016

(917) 834-7206

With a copy to:

James M. Fischer

Drinker Biddle & Reath LLP

500 Campus Drive

Florham Park, NJ 07932

(973) 549-7163

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

June 19, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐. (see explanatory note).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 220524300

1	Names of reporting persons: Aurora Capital LLC
2	Check the appropriate box if a member of a group: (a) ☒ (b) ☐
3	SEC use only:
4	Source of funds: OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization: New York
Number of shares beneficially owned by each reporting person with	7	Sole voting power:
	8	Shared voting power: 2,971,792
	9	Sole dispositive power:
	10	Shared dispositive power: 2,971,792
11	Aggregate amount beneficially owned by each reporting person: 2,971,792
12	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13	Percent of class represented by amount in Row (11): 2.1% (1)
14	Type of reporting person: BD, OO

(1)	This percentage is calculated based upon 144,041,558 shares of the Issuer’s Common Stock issued and outstanding as of August 13, 2012, as disclosed in the Quarterly Report on Form 10-Q of the Issuer for the quarter ended June 30, 2012, the most recently available filing by the Issuer with this information.

13D

CUSIP No. 220524300

1	Names of reporting persons: Aurora Capital Corp.
2	Check the appropriate box if a member of a group: (a) ☒ (b) ☐
3	SEC use only:
4	Source of funds: OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization: New York
Number of shares beneficially owned by each reporting person with	7	Sole voting power:
	8	Shared voting power: 2,971,792
	9	Sole dispositive power:
	10	Shared dispositive power: 2,971,792
11	Aggregate amount beneficially owned by each reporting person: 2,971,792
12	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13	Percent of class represented by amount in Row (11): 2.1% (1)
14	Type of reporting person: CO

(1)	This percentage is calculated based upon 144,041,558 shares of the Issuer’s Common Stock issued and outstanding as of August 13, 2012, as disclosed in the Quarterly Report on Form 10-Q of the Issuer for the quarter ended June 30, 2012, the most recently available filing by the Issuer with this information.

13D

CUSIP No. 220524300

1	Names of reporting persons: T Morgen Capital LLC
2	Check the appropriate box if a member of a group: (a) ☒ (b) ☐
3	SEC use only:
4	Source of funds: OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization: New York
Number of shares beneficially owned by each reporting person with	7	Sole voting power:
	8	Shared voting power: 2,971,792
	9	Sole dispositive power:
	10	Shared dispositive power: 2,971,792
11	Aggregate amount beneficially owned by each reporting person: 2,971,792
12	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13	Percent of class represented by amount in Row (11): 2.1% (1)
14	Type of reporting person: OO

(1)	This percentage is calculated based upon 144,041,558 shares of the Issuer’s Common Stock issued and outstanding as of August 13, 2012, as disclosed in the Quarterly Report on Form 10-Q of the Issuer for the quarter ended June 30, 2012, the most recently available filing by the Issuer with this information.

13D

CUSIP No. 220524300

1	Names of reporting persons: Morgen Krisch
2	Check the appropriate box if a member of a group: (a) ☒ (b) ☐
3	SEC use only:
4	Source of funds: OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization: New York
Number of shares beneficially owned by each reporting person with	7	Sole voting power:
	8	Shared voting power: 2,971,792
	9	Sole dispositive power:
	10	Shared dispositive power: 2,971,792
11	Aggregate amount beneficially owned by each reporting person: 2,971,792
12	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13	Percent of class represented by amount in Row (11): 2.1% (1)
14	Type of reporting person: IN

(1)	This percentage is calculated based upon 144,041,558 shares of the Issuer’s Common Stock issued and outstanding as of August 13, 2012, as disclosed in the Quarterly Report on Form 10-Q of the Issuer for the quarter ended June 30, 2012, the most recently available filing by the Issuer with this information.

13D

CUSIP No. 220524300

1	Names of reporting persons: Linda Lippa
2	Check the appropriate box if a member of a group: (a) ☒ (b) ☐
3	SEC use only:
4	Source of funds: OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization: New York
Number of shares beneficially owned by each reporting person with	7	Sole voting power:
	8	Shared voting power: 2,971,792
	9	Sole dispositive power:
	10	Shared dispositive power: 2,971,792
11	Aggregate amount beneficially owned by each reporting person: 2,971,792
12	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13	Percent of class represented by amount in Row (11): 2.1% (1)
14	Type of reporting person: IN

(1)	This percentage is calculated based upon 144,041,558 shares of the Issuer’s Common Stock issued and outstanding as of August 13, 2012, as disclosed in the Quarterly Report on Form 10-Q of the Issuer for the quarter ended June 30, 2012, the most recently available filing by the Issuer with this information.

13D

CUSIP No. 220524300

1	Names of reporting persons: Arnold S. Lippa
2	Check the appropriate box if a member of a group: (a) ☒ (b) ☐
3	SEC use only:
4	Source of funds: OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization: New York
Number of shares beneficially owned by each reporting person with	7	Sole voting power:
	8	Shared voting power: 2,971,792
	9	Sole dispositive power:
	10	Shared dispositive power: 2,971,792
11	Aggregate amount beneficially owned by each reporting person: 2,971,792
12	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13	Percent of class represented by amount in Row (11): 2.1% (1)
14	Type of reporting person: IN

(1)	This percentage is calculated based upon 144,041,558 shares of the Issuer’s Common Stock issued and outstanding as of August 13, 2012, as disclosed in the Quarterly Report on Form 10-Q of the Issuer for the quarter ended June 30, 2012, the most recently available filing by the Issuer with this information.

13D

CUSIP No. 220524300

1	Names of reporting persons: Jeff E. Margolis
2	Check the appropriate box if a member of a group: (a) ☒ (b) ☐
3	SEC use only:
4	Source of funds: OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization: U.S.A.
Number of shares beneficially owned by each reporting person with	7	Sole voting power:
	8	Shared voting power: 2,971,792
	9	Sole dispositive power:
	10	Shared dispositive power: 2,971,792
11	Aggregate amount beneficially owned by each reporting person: 2,971,792
12	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13	Percent of class represented by amount in Row (11): 2.1% (1)
14	Type of reporting person: OO

(1)	This percentage is calculated based upon 144,041,558 shares of the Issuer’s Common Stock issued and outstanding as of August 13, 2012, as disclosed in the Quarterly Report on Form 10-Q of the Issuer for the quarter ended June 30, 2012, the most recently available filing by the Issuer with this information.

13D

CUSIP No. 220524300

1	Names of reporting persons: Samyang Optics Co., Ltd.
2	Check the appropriate box if a member of a group: (a) ☒ (b) ☐
3	SEC use only:
4	Source of funds: OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization: South Korea
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 22,113,831 (1)
	8	Shared voting power: 0
	9	Sole dispositive power: 22,113,831 (1)
	10	Shared dispositive power: 0
11	Aggregate amount beneficially owned by each reporting person: 22,113,831
12	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13	Percent of class represented by amount in Row (11): 14.77% (2)
14	Type of reporting person: CO

(1)	Consists of (i) 16,422,464 shares of Cortex Pharmaceuticals, Inc. common stock, and (ii) a warrant to purchase up to 4,000,000 shares of common stock at an exercise price of $0.056 per share, and (iii) a warrant to purchase up to 1,691,367 shares of common stock at an exercise price of $0.1035 per share.
(2)	This percentage is calculated based upon 144,041,558 shares of the Issuer’s Common Stock issued and outstanding as of August 13, 2012, as disclosed in the Quarterly Report on Form 10-Q of the Issuer for the quarter ended June 30, 2012, the most recently available filing by the Issuer with this information.

13D

CUSIP No. 220524300

1	Names of reporting persons: David W. Carley
2	Check the appropriate box if a member of a group: (a) ☒ (b) ☐
3	SEC use only:
4	Source of funds: OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization: U.S.A.
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 1,899,1588
	8	Shared voting power:
	9	Sole dispositive power: 1,899,158
	10	Shared dispositive power:
11	Aggregate amount beneficially owned by each reporting person: 1,899,158
12	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13	Percent of class represented by amount in Row (11): 1.3% (1)
14	Type of reporting person: IN

(1)	This percentage is calculated based upon 144,041,558 shares of the Issuer’s Common Stock issued and outstanding as of August 13, 2012, as disclosed in the Quarterly Report on Form 10-Q of the Issuer for the quarter ended June 30, 2012, the most recently available filing by the Issuer with this information.

13D

CUSIP No. 220524300

1	Names of reporting persons: Kenneth M. Cohen
2	Check the appropriate box if a member of a group: (a) ☒ (b) ☐
3	SEC use only:
4	Source of funds: OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization: U.S.A.
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 656,755
	8	Shared voting power:
	9	Sole dispositive power: 656,755
	10	Shared dispositive power:
11	Aggregate amount beneficially owned by each reporting person: 656,755
12	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13	Percent of class represented by amount in Row (11): 0.5% (1)
14	Type of reporting person: IN

(1)	This percentage is calculated based upon 144,041,558 shares of the Issuer’s Common Stock issued and outstanding as of August 13, 2012, as disclosed in the Quarterly Report on Form 10-Q of the Issuer for the quarter ended June 30, 2012, the most recently available filing by the Issuer with this information.

13D

CUSIP No. 220524300

1	Names of reporting persons: Peter Letendre
2	Check the appropriate box if a member of a group: (a) ☒ (b) ☐
3	SEC use only:
4	Source of funds: OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization: U.S.A.
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 684,031
	8	Shared voting power:
	9	Sole dispositive power: 684,031
	10	Shared dispositive power:
11	Aggregate amount beneficially owned by each reporting person: 684,031
12	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13	Percent of class represented by amount in Row (11): 0.5% (1)
14	Type of reporting person: IN

(1)	This percentage is calculated based upon 144,041,558 shares of the Issuer’s Common Stock issued and outstanding as of August 13, 2012, as disclosed in the Quarterly Report on Form 10-Q of the Issuer for the quarter ended June 30, 2012, the most recently available filing by the Issuer with this information.

13D

CUSIP No. 220524300

1	Names of reporting persons: Steven Chizzik
2	Check the appropriate box if a member of a group: (a) ☒ (b) ☐
3	SEC use only:
4	Source of funds: OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization: U.S.A.
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 330,199
	8	Shared voting power:
	9	Sole dispositive power: 330,199
	10	Shared dispositive power:
11	Aggregate amount beneficially owned by each reporting person: 330,199
12	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13	Percent of class represented by amount in Row (11): 0.2% (1)
14	Type of reporting person: IN

(1)	This percentage is calculated based upon 144,041,558 shares of the Issuer’s Common Stock issued and outstanding as of August 13, 2012, as disclosed in the Quarterly Report on Form 10-Q of the Issuer for the quarter ended June 30, 2012, the most recently available filing by the Issuer with this information.

13D

CUSIP No. 220524300

1	Names of reporting persons: Origin Ventures II, L.P.
2	Check the appropriate box if a member of a group: (a) ☒ (b) ☐
3	SEC use only:
4	Source of funds: OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 24,200,507 (1)
	8	Shared voting power: 0
	9	Sole dispositive power: 24,200,507 (1)
	10	Shared dispositive power: 0
11	Aggregate amount beneficially owned by each reporting person: 24,200,507 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13	Percent of class represented by amount in Row (11): 16.8% (2)
14	Type of reporting person: PN

(1)	Origin Ventures II, L.P. (“OVII”) has sole voting and dispositive control over 24,200,507 shares of common stock (“Common Stock”) of Cortex Pharmaceuticals, Inc. (the “Issuer”), except that Origin Ventures II Management, LLC (“OVIIM”), the general partner of OVII, and Bruce N. Barron (“Barron”) and Steven N. Miller (“Miller”), managing directors of OVIIM, may be deemed to share the right to direct the voting and dispositive control over such stock.
(2)	This percentage is calculated based upon 144,041,558 shares of the Issuer’s Common Stock issued and outstanding as of August 13, 2012, as disclosed in the Quarterly Report on Form 10-Q of the Issuer for the quarter ended June 30, 2012, the most recently available filing by the Issuer with this information.

13D

CUSIP No. 220524300

1	Names of reporting persons: Origin Ventures II Management, LLC
2	Check the appropriate box if a member of a group: (a) ☒ (b) ☐
3	SEC use only:
4	Source of funds: OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power:
	8	Shared voting power: 24,200,507 (1)
	9	Sole dispositive power:
	10	Shared dispositive power: 24,200,507 (1)
11	Aggregate amount beneficially owned by each reporting person: 24,200,507 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13	Percent of class represented by amount in Row (11): 16.8% (2)
14	Type of reporting person: OO

(1)	OVIIM shares voting and dispositive control over the 24,200,507 shares of Common Stock beneficially owned by OVII.
(2)	This percentage is calculated based upon 144,041,558 shares of the Issuer’s Common Stock issued and outstanding as of August 13, 2012, as disclosed in the Quarterly Report on Form 10-Q of the Issuer for the quarter ended June 30, 2012, the most recently available filing by the Issuer with this information.

13D

CUSIP No. 220524300

1	Names of reporting persons: Bruce N. Barron
2	Check the appropriate box if a member of a group: (a) ☒ (b) ☐
3	SEC use only:
4	Source of funds: OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization: U.S.A.
Number of shares beneficially owned by each reporting person with	7	Sole voting power:
	8	Shared voting power: 24,200,507 (1)
	9	Sole dispositive power:
	10	Shared dispositive power: 24,200,507 (1)
11	Aggregate amount beneficially owned by each reporting person: 24,200,507 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13	Percent of class represented by amount in Row (11): 16.8% (2)
14	Type of reporting person: IN

(1)	Barron shares voting and dispositive control over the 24,200,507 shares of Common Stock beneficially owned by Origin.
(2)	This percentage is calculated based upon 144,041,558 shares of the Issuer’s Common Stock issued and outstanding as of August 13, 2012, as disclosed in the Quarterly Report on Form 10-Q of the Issuer for the quarter ended June 30, 2012, the most recently available filing by the Issuer with this information.

13D

CUSIP No. 220524300

1	Names of reporting persons: Steven N. Miller
2	Check the appropriate box if a member of a group: (a) ☒ (b) ☐
3	SEC use only:
4	Source of funds: OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization: U.S.A.
Number of shares beneficially owned by each reporting person with	7	Sole voting power:
	8	Shared voting power: 24,200,507 (1)
	9	Sole dispositive power:
	10	Shared dispositive power: 24,200,507 (1)
11	Aggregate amount beneficially owned by each reporting person: 24,200,507 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13	Percent of class represented by amount in Row (11): 16.8% (2)
14	Type of reporting person: IN

(1)	Miller shares voting and dispositive control over the 24,200,507 shares of Common Stock beneficially owned by Origin.
(2)	This percentage is calculated based upon 144,041,558 shares of the Issuer’s Common Stock issued and outstanding as of August 13, 2012, as disclosed in the Quarterly Report on Form 10-Q of the Issuer for the quarter ended June 30, 2012, the most recently available filing by the Issuer with this information.

Explanatory Note:

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the prior statement on Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (“SEC”) on March 22, 2013 on behalf of a group of stockholders who decided to act together for the purpose of voting their securities of the Issuer as described in the Schedule 13D. No acquisition of securities was made in connection with the filing of this Amendment No. 1 or the Schedule 13D. Pursuant to Rule 13d-1(k), this filing is made jointly on behalf of each of the undersigned members of the group. In the Schedule 13D filed on March 22, 2013, we referred to Illinois Emerging Technologies Fund, LP, Illinois Ventures GP, LLC and Illinois Ventures LLC (collectively, the “Illinois Funds”) as being a part of the group. Because the Illinois Funds did not participate in any manner in the planning of the shareholder action described in Item 4 below or the solicitation of consents to effect that action, representatives of the Illinois Funds have advised us that they believe the Illinois Funds were never a part of this or any other group relating to the Issuer.

In the event that any disclosure contained in this Amendment No. 1 is inconsistent with the disclosures contained in the Schedule 13D, the disclosures contained herein shall govern from the date of this Amendment No. 1. Except as specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 1.	Security and Issuer.

There are no amendments to Item 1 of the Schedule 13D pursuant to this Amendment No. 1.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended by deleting the last sentence of the first paragraph of Section 2.

Item 3.	Source and Amount of Funds or Other Consideration.

There are no amendments to Item 3 of the Schedule 13D pursuant to this Amendment No. 1.

Item 4.	Purpose of Transaction.

This Amendment No. 1 is being filed to give notice of the dissolution a “group” for purposes of Section 13(d) of the Exchange Act. Item 4 of the Schedule 13D is hereby amended to add the following at the end thereof:

“Upon acting by written consent to remove and replace certain directors of the Issuer, the members of the group agreed that they no longer needed to act together as a group within the meaning of Section 13(d) of the Exchange Act, and they agreed, as of the date of the filing of this Amendment 1, that the group had been dissolved. Each former member of the group is no longer deemed to share beneficial ownership of the shares of Common Stock with the other former members of the group.

In light of the dissolution of the group, no further amendments to the Schedule 13D or this Amendment 1 will be filed with respect to the group. Each of the Reporting Persons, with the exception of Samyang, Origin, Origin Management, Bruce N. Barron and Steven N. Miller, individually beneficially own less than 5% of the outstanding shares of Common Stock of the Issuer and, accordingly, will no longer be required to file a Schedule 13D or 13G as long as such persons beneficial ownership does not exceed 5% of the outstanding shares of Common Stock. Any further filing relating to any Reporting Person’s beneficial ownership of the Issuer, including for Samyang, Origin, Origin Management, Bruce N. Barron and Steven N. Miller, shall be made, if required, in such person’s individual capacity (or on behalf of or in connection with any other 13D group to which any such persons may later belong, as applicable).”

13D

CUSIP No. 220524300

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by deleting the text of paragraph (a)(b) and replacing it with the following:

“(a)(b) The information contained on the cover pages to this Schedule is incorporated herein by reference with respect to each Reporting Person.”

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following at the end thereof:

“In light of the dissolution of the group as described above in Item 4, except as may be described in any subsequent filings by any individual Reporting Persons, to the knowledge of the Reporting Persons, each former member of the group is no longer a party to any contract, arrangement, understanding or relationship with any other person with respect to the shares of Common Stock of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.”

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Agreement of Joint Filing is incorporated herein by reference to Exhibit A to the Schedule 13D.

13D

CUSIP No. 220524300

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 19, 2013

AURORA CAPITAL LLC

By:	/s/ Jeff E. Margolis
Name:	Jeff E. Margolis
Title:	President

AURORA CAPITAL CORP.

By:	/s/ Jeff E. Margolis
Name:	Jeff E. Margolis
Title:	President

T MORGEN CAPITAL LLC

By:	/s/ Arnold S. Lippa
Name:	Arnold S. Lippa
Title:	Manager

/s/ Morgen Krisch
Morgen Krisch

/s/ Linda Lippa
Linda Lippa

/s/ Arnold S. Lippa
Arnold S. Lippa

/s/ Jeff E. Margolis
Jeff E. Margolis

SAMYANG OPTICS CO. LTD.

By:	/s/ Seung Chan Kim
Name:	Seung Chan Kim
Title:	Director

13D

CUSIP No. 220524300

ORIGIN VENTURES II, L.P.
By:	Origin Ventures II Management, LLC, its General Partner

By:	/s/ Bruce N. Barron
Name:	Bruce N. Barron
Title:	Managing Director

ORIGIN VENTURES II MANAGEMENT, LLC

By:	/s/ Bruce N. Barron
Name:	Bruce N. Barron
Title:	Managing Director

/s/ Bruce N. Barron
Bruce N. Barron

/s/ Steven N. Miller
Steven N. Miller

/s/ David W. Carley
David W. Carley

/s/ Kenneth M. Cohen
Kenneth M. Cohen

/s/ Peter Letendre
Peter Letendre

/s/ Steven Chizzik
Steven Chizzik